SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)^

				  Aerogen Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

				  007779309
--------------------------------------------------------------------------------
  				(CUSIP NUMBER)

				  July 30, 2004
--------------------------------------------------------------------------------

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




-----------------------

         ^The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 007779309					      Page 2 of 6 Pages


-------------------------------------------------------------------------------
1)  Name of Reporting Person
    I.R.S. Identification                       Evan Sturza
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                   (a) N/A
    if a Member of a Group                      (b) N/A
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3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                        U.S.A.
    of Organization
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Number of                    5) Sole Voting     317,500
Shares Beneficially             Power
Owned by Each
Reporting Person
With
                             --------------------------------------------------
                             6) Shared Voting
                                Power           0
                             --------------------------------------------------
                             7) Sole Disposi-
                                tive Power      317,500
                             --------------------------------------------------
                             8) Shared Dis-
                                positive Power  0
                             --------------------------------------------------

9)  Aggregate Amount Beneficially               317,500 (Please see footnote to
    Owned by Each Reporting person                         Item 4)
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10) Check if the Aggregate		        N/A
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                              6.6%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
    Person                                      IN

CUSIP No. 007779309	                                      Page 3 of 6 Pages


                                  Schedule 13G
                                  ------------

Item 1(a)  -   Name of Issuer:  Aerogen Inc.

Item 1(b)  -   Address of Issuer's Principal Executive Offices:
 		2071 Stierlin Court
		Mountainview, CA 94043

Item 2(a)  -   Name of Person Filing:

               Evan Sturza

Item 2(b) -    Address of Principal Business Office:

               1370 Avenue of the Americas, 27th Floor
               New York, NY 10019

Item 2(c)  -   Citizenship:

               U.S.A.

Item 2(d)  -   Title of Class of Securities:

               Common Stock

Item 2(e)  -   CUSIP Number:  007779309

Item 3     -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               (a) N/A

	       (b) N/A

	       (c) N/A

	       (d) N/A

	       (e) N/A

	       (f) N/A

	       (g) N/A

               (h) N/A

	       (i) N/A

               (j) N/A

CUSIP No. 007779309                                 	     Page 4 of 6 Pages


Item 4   -     Ownership.

               (a) Amount Beneficially Owned:               317,500*


               (b) Percent of Class:			    6.6%


               (c) Number of shares as to which such person has:


               	  (i) sole power to vote or to direct the vote:

               			317,500*


               	  (ii) shared power to vote or to direct the vote:

		   		0

               	  (iii) sole power to dispose or to direct the disposition of:

               			317,500*

               	  (iv) shared power to dispose or to direct the disposition of:

		   		0


		* This filing is an amendment to the previous July 30, 2004 filing submitted on August 9, 2004. Upon a recent internal review of our previous filings, it was determined that the calculation of the percentage of Class of the Issuer beneficially held by Evan Sturza as of such date was inaccurate.

		As of July 30, 2004, Evan Sturza was the owner of two separate entities that are exempt from registration under the Investment Advisors Act of 1940 and provided investment management services to two privately owned entities exempt from registration under the Investment Company Act of 1940. Each of the entities, which have different beneficial owners, as of the date of the original filing held less than five percent of the common stock of the Issuer, but the aggregate holdings of the two entities exceeded five percent of the common stock of the Issuer. Therefore, for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, Evan Sturza may be deemed to be the beneficial owner of the common stock of the Issuer held by the separate entities. Evan Sturza disclaims beneficial ownership of the common stock covered by this Schedule 13G.

		In addition to the 317,500 shares of common stock of the Issuer,
	Evan Sturza may be deemed to be the beneficial owner for the purposes of
	Rule 13d-3 of the Securities Exchange Act of 1934 of 33,500 shares of
	preferred stock, convertible into 335,000 shares of common stock, and
	335,000 warrants. These securities were not deemed to be convertible within
	60 days of the date of the original filing and are not deemed to be
	convertible within 60 days hereof for the purposes of this amended filing.
	Accordingly, these securities are not included in the calculation of the
	percentage of class of the Issuer's securities beneficially owned by
	Evan Sturza.

		As of the day of this amended filing, Ursus Services, L.L.C. is registered under the Investment Advisors Act of 1940.



Item 5 -       Ownership of Five Percent or Less of a Class:  N/A


Item 6   -     Ownership of More than Five Percent on Behalf of Another Person:

		The entities referenced in the footnote to Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock covered by this Schedule 13G, however, neither entity's interests relate to more than five percent of the common stock of the Issuer.

CUSIP No. 007779309                                            Page 5 of 6 Pages



Item 7  -      Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent
               Company:

               N/A


Item 8 -       Identification and Classification of Members of the Group:

               N/A


Item 9 -       Notice of Dissolution of Group:

               N/A


Item 10  -     Certification:

               (a) N/A

	       (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 007779309                                     Page 6 of 6 Pages


Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         June 21, 2005
                                        ---------------------------
                                              Date

                                        /s/ Evan Sturza
                                        ---------------------------
                                         Evan Sturza